Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS SECOND QUARTER EARNINGS
Toronto, ON — August 12, 2009... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and six months ended June 30, 2009. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (“MD&A”), a copy of which is attached to this release.
Financial Highlights of the Second Quarter
•	Raised $155 million in new equity and repaid bank debt.
•	Revenue was $13.4 million for the three months and $35.4 million for the six months ended June 30, 2009.
•	Net loss was $18.2 million ($0.07 per share) for the three months and $19.5 million ($0.08 per share) for the six months ended June 30, 2009.
•	Working capital totalled $93.9 million at June 30, 2009, including $33.4 million in cash.
Operating Highlights of the Second Quarter
•	Wheeler River uranium discovery continued to expand.
•	Korea Electric Power Company (“KEPCO”) purchased approximately 17% ownership in the Company and signed an offtake agreement for 20% of production.
•	Uranium sales totalled 128,000 pounds at an average price of $52.44 per pound U3O8 and vanadium sales totalled $2 million.
•	Ron Hochstein was appointed President and Chief Executive Officer and James Gill was appointed Chairman of the board of directors.
•
Denison ended the quarter with U3O8 inventory of 554,000 pounds worth approximately $26.0 million at current spot prices and 1,180,000 pounds of vanadium worth approximately $7.0 million at current prices.

•	The new alternate feed circuit at the White Mesa mill was completed on time and on budget and processing began in early June.
Financial Summary

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008

Revenue ($000s)	$13,372	$31,713	$35,370	$49,894

Net Income (Loss) ($000’s)	(18,215)	(13,756)	(19,542)	(24,218)

Earnings (Loss) Per Share ($)	(0.07)	(0.07)	(0.08)	(0.13)

Cash Provided By (Used By) Operations ($000’s)	(2,623)	(5,952)	(32,628)	1,670

Revenue
Uranium sales revenue for the second quarter was $7,258,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.75 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.59 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $564,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the same period in 2008 period totaled $28,998,000 from the sale of 100,000 pounds U3O8 from U.S. production at an average price of $83.13 per pound and the sale of 271,950 pounds U3O8 from Canadian production at an average sales price of $50.96 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $6,737,000.
During the quarter, the Company sold 506,000 pounds of vanadium as blackflake at an average price of $3.67 per pound and 18,000 pounds as ferrovanadium at an average price of $8.75 per pound. Total vanadium sales revenue was $2,018,000. No vanadium was sold in the prior period.
Revenue from the environmental services division was $2,843,000 for the three months ended June 30, 2009 compared to $1,354,000 in the comparable 2008 period. Revenue from the management contract with Uranium Participation Corporation was $1,247,000 for the three months ended June 30, 2009 compared to $1,347,000 in the same period in 2008.
Operating Expenses
Canadian Operations
The McClean Lake Joint Venture produced 1,024,000 pounds U3O8 for the three months ended June 30, 2009 and 1,769,000 pounds U3O8 for the six months ended June 30, 2009 compared with 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008. Denison’s 22.5% share of production totaled 230,000 and 398,000 pounds respectively for the 2009 periods compared to 260,000 and 393,000 pounds for the 2008 periods.
Production costs were $40.66 per pound U3O8 for the quarter and $43.95 per pound for the six months ending June 30, 2009. For comparable periods in 2008, the production costs were $47.56 and $54.14 per pound U3O8. Production costs, less amortization, depletion and depreciation for the quarter and the six month period ending June 30, 2009 were $16.74 per pound and $19.86 per pound, respectively. Comparative costs for the same periods in 2008 were $16.02 per pound and $21.01 per pound.
Uranium inventory from Canadian production was 224,000 pounds U3O8 at June 30, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The eight-year term is a first for the Canadian uranium mining industry.
Subsequent to the quarter, the Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG are challenging the legality of the new licence, primarily on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The legal review process will not impact operations directly.
U.S. Operations
Production at the White Mesa mill from conventional ore was 114,000 pounds U3O8 for the three months ended June 30, 2009 and 422,000 pounds U3O8 for the six months ended June 30, 2009. In the comparable periods in 2008, production was 62,000 pounds U3O8 for the three months and 114,000 pounds U3O8 for the six months primarily from alternate feed material as the mill did not begin processing conventional ore until April 28, 2008. The Company produced 370,000 and 501,000 pounds V2O5 for the three months and six months ended June 30, 2009 respectively.
During the quarter, the mill was shut down for 29 days for scheduled maintenance and the processing of conventional ore restarted on April 23, 2009. Processing of conventional ore ceased near the end of May upon reaching the 2009 revised targets. Processing of alternate feed material began in early June using the newly constructed alternate feed circuit. At June 30, 2009, a total of 95,800 tons of conventional ore are on the stockpile at the mill containing approximately 359,000 pounds U3O8. The Company also has approximately 848,000 pounds contained in the alternate feed material stockpiled at the mill at June 30, 2009.
Production costs for the second quarter and first six months of 2009 were $73.85 and $76.20 respectively per pound U3O8 and vanadium equivalent. Deducting depletion, amortization and depreciation yields a production cost of $41.65 per pound and $35.62 for the quarter and first half of 2009. The production costs for the same periods for 2008 are not comparable as the mill was being refurbished during the first six months of 2008 which resulted in intermittent operation.

Inventory from U.S. production was 330,000 pounds U3O8 and 1,180,000 pounds V2O5 at June 30, 2009.
Other
Operating costs for the three months ended June 30, 2009 include a recovery of $1,041,000 relating to the net realizable value of the Company’s vanadium. Operating expenses also include costs relating to Denison’s environmental services division amounting to $2,551,000 in the three month period ended June 30, 2009 and $1,513,000 in the comparable period in 2008.
Mineral Property Exploration
Denison is engaged in uranium exploration in Canada, the U.S., Zambia and Mongolia. For the three months ended June 30, 2009, exploration expenditures totaled $2,502,000 compared to $3,729,000 for the three months ended June 30, 2008. For the six months ended June 30, 2009, exploration expenditures totaled $4,579,000 compared to $10,238,000 for the six months ended June 30, 2008.
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin. Drilling on the discovery on the 60% owned Wheeler property (30% Cameco, 10% JCU) continued to expand the Phoenix Zone and intersect ore-grade mineralization. The uranium mineralization now extends along strike over 1,000 metres, with the best intersection to date being 62.6% U3O8 over 6.0 metres in drill hole WR-273. The results of the summer exploration program are expected to be released once all assay results are received.
The six-hole drill program on the McClean Lake Joint Venture property completed in the second quarter did not intersect any uranium mineralization of economic significance.
Liquidity
The Company had cash and cash equivalents of $33,440,000 at June 30, 2009, trade and other receivables of $12,591,000 and portfolio investments with a market value of $17,999,000. The Company has in place a $125,000,000 revolving credit facility with a term to June 30, 2011. Bank indebtedness under the facility at June 30, 2009 was nil, however, $6,933,000 of the line is used as collateral for certain letters of credit. The Company is currently in compliance with all covenants under the facility.
Outlook for 2009
Mining and Production
Canada
At June 30, 2009, the McClean Lake mill stockpile had approximately 287,000 tonnes of ore from the Sue E, Sue B and Sue A deposits containing 4,640,000 pounds U3O8 with the Company’s share being 1,044,000 pounds U3O8. The Sue E, Sue B and Sue A deposits are mined out and no new mine production is planned for the remainder of 2009. Milling of the stockpiled ore is ongoing. Denison’s share of production for the remainder of the year is expected to be 363,000 pounds U3O8 and U3O8 production for 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for both projects is ongoing, as well as an update of the Midwest capital and operating cost estimates. This will enable the projects to be advanced to the stage that they are ready to be developed quickly when the economic conditions improve.
United States
The Pandora, West Sunday and Beaver mines are currently operating on the Colorado Plateau. The Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex remain on care and maintenance and are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices which justify re-opening the mines.
Processing of conventional ore at the mill has been completed for 2009 and will resume early next year. The construction of the new alternate feed circuit is complete and processing of material began in mid-June. Production from this circuit is anticipated to be 160,000 pounds in the second half of 2009. The Company expects to produce 500,000 to 600,000 pounds of U3O8 and 500,000 pounds of V2O5 at the White Mesa mill in 2009.

At the Arizona 1 mine located in northeastern Arizona, Denison anticipates receipt of the air quality permit later this year. Mine development is expected to commence shortly after with full production to be reached within six months.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration1
Athabasca Basin
On the Wheeler project, planning is underway for a major 2010 program utilizing two rigs, with one full time dedicated to delineation drilling of the Phoenix Zone.
During the third quarter, drilling programs will be commenced on the Company’s Ford Lake and Brown Lake projects. Resistivity programs are planned for Ford Lake, Moore Lake and Wheeler properties, as well as other field programs on other projects.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000 of which approximately $3,700,000 will be spent in the second half of the year.
Mongolia
In July 2009, the GSJV exploration licences were formally extended for a three-year period. A limited exploration drilling and development program has begun.
Zambia

Denison submitted its Environmental Report for review by the Environmental Council of Zambia during the second quarter. Subsequent to the quarter, the mining licence and radioactive licence applications were submitted. Work for the balance of the year will focus on the receipt of the necessary licences and permits to move forward.
Conference Call
Denison is hosting a conference call on August 13, 2009 starting at 10:00 A.M. (Toronto time) to discuss the second quarter 2009 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6139. A recorded version of the conference call will be available by calling 416-695-5800 (password: 7118741) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Zambia and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

[1]
Analytical work was carried out and reported by the SRC (Saskatchewan Research Council) using industry standard analytical procedures. The technical information related to the exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 and filed under the Company’s profile on the SEDAR website.

For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer
James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 12, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2009 and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2009 and 2008.

	Three Months ended	Three Months ended	Six Months ended	Six Months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2009	2008	2009	2008

Results of Operations:
Total revenues	$13,372	$31,713	$35,370	$49,894
Total expenses	24,671	34,352	56,959	58,639
Net other income (expense)	(7,186)	(10,742)	(1,559)	(8,516)
Net income (loss)	(18,215)	(13,756)	(19,542)	(24,218)
Basic and diluted earnings (loss) per share	(0.07)	(0.07)	(0.08)	(0.13)

	As at June 30,	As at December 31,
	2009	2008

Financial Position:
Working capital	$93,872	$34,655
Long-term investments	17,999	10,691
Property, plant and equipment	746,394	717,433
Total assets	966,392	884,933
Total long-term liabilities	$151,926	$248,947
RESULTS OF OPERATIONS
General
Revenues
Uranium sales revenue for the three months ended June 30, 2009 was $7,258,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.75 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.59 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $564,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
For the six months ended June 30, 2009, uranium sales revenue totaled $27,596,000 consisting of sales of 255,000 pounds U3O8 from U.S. production at an average price of $65.53 per pound and sales of 196,000 pounds U3O8 from Canadian production at an average price of $49.75 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $1,092,000 for the six months.
Uranium sales revenue for the three months ended June 30, 2008 totaled $28,998,000 from the sale of 100,000 pounds U3O8 from U.S. production at an average price of $83.13 per pound and the sale of 271,950 pounds U3O8 from Canadian production at an average sales price of $50.96 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $6,737,000.
For the six months ended June 30, 2008, uranium sales revenue totaled $45,176,000 consisting of sales of 150,000 pounds U3O8 from U.S. production at an average price of $85.50 per pound and sales of 418,950 pounds of Canadian production at an average price of $58.18 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI totaled $7,642,000.
During the quarter, the Company sold 506,000 pounds of vanadium as blackflake at an average price of $3.67 per pound and 18,000 pounds as ferrovanadium at an average price of $8.75 per pound. Total vanadium sales revenue was $2,018,000. No vanadium was sold in the previous periods.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
In addition to the contract noted above, the Company currently has four other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of the lesser of 50% of production or 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 from U.S. and Canadian production over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings. The fourth contract is for 20% of annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The purchase price per pound is based on industry standard terms. The agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions.
Revenue from the environmental services division was $2,843,000 for the three months ended June 30, 2009 and $4,187,000 for the six months ended June 30, 2009 compared to $1,354,000 and $2,495,000 for the comparable 2008 periods. Revenue from the management contract with Uranium Participation Corporation was $1,247,000 for the three months ended June 30, 2009 and $1,542,000 for the six months ended June 30, 2009 compared to $1,347,000 and $2,186,000 in the same periods in 2008.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,024,000 pounds U3O8 for the three months ended June 30, 2009 and 1,769,000 pounds U3O8 for the six months ended June 30, 2009 compared with 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008. Denison’s 22.5% share of production totaled 230,000 and 398,000 pounds in the second quarter and six months respectively in 2009 and 260,000 and 393,000 pounds respectively in 2008.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs and production royalties are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the three months ended June 30, 2009 were $40.66 (CDN$47.45) per pound U3O8 including $23.92 (CDN$27.92) per pound U3O8 for amortization, depletion and depreciation costs and for the six months ended June 30, 2009 were $43.95 (CDN$52.99) per pound U3O8 including $24.09 (CDN$29.05) per pound U3O8 for amortization, depletion and depreciation costs. Canadian production costs for the three months ended June 30, 2008 were $47.56 (CDN$48.04) per pound U3O8 including $31.54 (CDN$31.86) per pound U3O8 for amortization, depletion and depreciation costs and for the six months ended June 30, 2008 were $54.14 (CDN$54.54) including $33.13 (CDN$$33.38) per pound U3O8 for amortization, depletion and depreciation costs.
Uranium inventory from Canadian production was 224,000 pounds U3O8 at June 30, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The eight-year term is a first for the Canadian uranium mining industry.
Subsequent to the quarter, the Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG are challenging the legality of the new licence, primarily on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The legal review process will not impact operations directly.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Production at the White Mesa mill from conventional ore was 114,000 pounds U3O8 for the three months ended June 30, 2009 and 422,000 pounds U3O8 for the six months ended June 30, 2009. In the comparable periods in 2008, production was 62,000 pounds U3O8 for the three months and 114,000 pounds U3O8 for the six months primarily from alternate feed material as the mill did not begin processing conventional ore until April 28, 2008. The Company also produced 370,000 and 501,000 pounds V2O5 for the three months and six months ended June 30, 2009 respectively.
The mill was shut down for 29 days for scheduled maintenance and the processing of conventional ore restarted on April 23, 2009. Processing of conventional ore ceased near the end of May upon reaching the 2009 revised targets. Processing of alternate feed material began in early June using the newly constructed alternate feed circuit. At June 30, 2009, a total of 95,800 tons of conventional ore are on the stockpile at the mill containing approximately 359,000 pounds U3O8. The Company also has approximately 848,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at June 30, 2009.
Production costs for processing conventional ore for the three months ended June 30, 2009 totaled $73.85 per pound U3O8 and vanadium equivalent including $32.20 per pound amortization, depletion and depreciation and for the six months ended June 30, 2009 were $76.20 per pound U3O8 and vanadium equivalent including $40.58 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 330,000 pounds U3O8 and 1,180,000 pounds V2O5 at June 30, 2009.
Operating costs for the six months ended June 30, 2009 include a write-down of $183,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $2,551,000 in the three-month period ended June 30, 2009 and $3,905,000 for the six months ended June 30, 2009 and $1,513,000 and $2,520,000 in the comparable periods in 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $335,000 for the three months ended June 30, 2009 compared with $999,000 for the same period in 2008. For the six months ended June 30, 2009, sales royalties and capital tax totaled $688,000 compared with $1,808,000 for the same period in 2008. The decrease is due primarily to lower sales volumes during the current periods. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Zambia and Mongolia. For the three months ended June 30, 2009, exploration expenditures totaled $2,502,000 compared to $3,729,000 for the three months ended June 30, 2008. For the six months ended June 30, 2009, exploration expenditures totaled $4,579,000 compared to $10,238,000 for the six months ended June 30, 2008.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 31 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,753,000 of which $1,576,000 was expensed in the statement of operations for the three months ended June 30, 2009 and totaled $3,968,000 of which $3,432,000 was expensed in the statement of operation for the six months ended June 30, 2009. For the three months ended June 30, 2008, exploration spending totaled $2,758,000 of which $2,546,000 was expensed and totaled $9,168,000 of which $8,474,000 was expensed for the six months ended June 30, 2008.
Exploration expenditures of $913,000 and $1,130,000 for the three months and six months ended June 30, 2009 ($1,098,000 for the three months and $1,421,000 for the six months ended June 30, 2008) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses were $3,531,000 for the three months and $7,853,000 for the six months ended June 30, 2009 compared with $4,113,000 and $7,676,000 for the three months and six months ended June 30, 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $(7,186,000) for the three months and $(1,559,000) for the six months ended June 30, 2009 compared with $(10,742,000) and $(8,516,000) for the three months and six months ended June 30, 2008. This consists primarily of foreign exchange losses and interest expenses on the Company’s debt facilities.
Other expense included interest incurred on company indebtedness of $740,000 and $1,434,000 for the three months and six months ended June 30, 2009 compared to $516,000 and $520,000 for the three months and six months ended June 30, 2008.
Income Taxes
The Company has provided for a current tax recovery of $1,616,000 and for a future tax recovery of $1,990,000. The current tax recovery relates primarily to the anticipated carryback of tax losses generated in 2009 to prior tax years totaling $1,599,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
No open pit mining activities are projected in 2009 at McClean Lake in northern Saskatchewan. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009.
At June 30, 2009, the McClean Lake mill ore stockpile had approximately 287,000 tonnes of ore containing 4,640,000 pounds U3O8, with the Company’s share being 1,044,000 pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for both projects will be continued as well as the engineering for Midwest. This will enable the projects to be advanced to the stage that they are ready to be developed quickly when the economic conditions improve.
United States
Three mines are operating on the Colorado Plateau with production from the Pandora, West Sunday and Beaver mines. Production from the mines in operation is being hauled to Denison’s White Mesa mill. Four mines remain on active care and maintenance including the Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify re-opening the mines.
At the Arizona 1 mine, located in northeastern Arizona, Denison anticipates the receipt of the air quality permit later this year. Mine development is expected to commence shortly after with full production rates to be reached within six months.
The White Mesa mill processed conventional ore until late May, 2009 except for a 29 day shut down for scheduled maintenance. Processing of conventional ore at the mill has now ceased and will not resume until early next year. The construction of the new $5.3 million alternate feed circuit is complete and the circuit began processing material in mid-June. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce 0.5 to 0.6 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration1
Athabasca Basin

In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects. This summer, 6 holes totalling 955 metres in aggregate were drilled by ARC at McClean. No significant mineralization was intersected. Denison has recently completed a drill program of 11 holes totalling approximately 5,200 metres on its 60% owned Wheeler River project. The Phoenix Zone discovery at Wheeler River has been extended with significant mineralization now present over a distance of over 1,000 metres and remains open along and across strike. Drill hole WR-273 intersected 6.0 metres of high-grade pitchblende at the unconformity grading 62.60% U3O8 from 405.0 m to 411.0 m. This mineralization is similar to that of the McArthur River orebodies, and occurs in a similar geological environment. Plans are underway for a major 2010 program utilizing two rigs with one full time dedicated to delineation drilling of this exciting discovery.
During the third quarter, drilling programs will be commenced on the Company’s Ford Lake and Brown Lake projects. Resistivity programs are planned for Ford Lake, Moore Lake and Wheeler properties, as well as other field programs on other projects.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Mongolia
In April 2009, the GSJV exploration licences were extended for a three-year period. Upon confirmation of the extension of the licences in early July, a limited exploration drilling and development program for the area of the initial test ISR well fields began. No exploration work was carried out during the quarter.
Zambia
Denison submitted its Environmental Report for review by the Environmental Council of Zambia during the second quarter. Subsequent to the quarter, the mining licence and radioactive licence applications were submitted. Work for the balance of the year will focus on the receipt of the necessary licences and permits to move forward. Core relogging and detailed field mapping was undertaken to better understand the geologic controls of the mineralizing fluids at this property. Several high quality and isolated drill intersections of the Mutanga grade and mineralogy are being evaluated in detail prior to proposing follow up drilling.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $33,440,000 at June 30, 2009 compared with $3,206,000 at December 31, 2008. The increase of $30,234,000 was due primarily to expenditures of $23,190,000 for property, plant and equipment, and cash used in operations of $32,628,000 financed by proceeds from investment sales of $3,222,000 and the issue of new common shares of $184,915,000 less reduction in debt obligations of $100,252,000.

[1]
Analytical work was carried out and reported by the SRC (Saskatchewan Research Council) using industry standard analytical procedures. The technical information related to the exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 and filed under the Company’s profile on the SEDAR website.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Net cash used in operating activities was $32,628,000 during the six months ended June 30, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $18,254,000 in inventories, and a decrease in accounts payable and accrued liabilities of $13,289,000. The increase in inventories consists primarily of a decrease in ore in stockpile, offset by increased concentrate inventories as a result of increased inventory levels from year end. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $20,498,000 consisting primarily of expenditures on property, plant and equipment of $23,190,000 and proceeds from investment sales of $3,222,000.
Net cash from financing activities consisted of $184,915,000 from the issue of common shares and a reduction of debt obligations of $100,252,000.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $30,234,000 during the quarter.
The Company has in place a $125,000,000 revolving term credit facility with a term to June 30, 2011. There is currently no debt outstanding under this facility except $6,933,000 of the line is currently used as collateral for certain letters of credit. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The Company is required to maintain certain financial covenants on a consolidated basis. The facility is subject to a standby fee of 60 to 75 basis points. As of the date hereof, the Company is in compliance with all covenants.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three and six month periods ended June 30, 2009 or 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three months	Three months	Six Months	Six Months
	Ended	Ended	Ended	Ended
(in thousands)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$505	$385	$800	$1,001
Commission fees on purchase and sale of uranium	742	962	742	1,185

Total fees earned from UPC	$1,247	$1,347	$1,542	$2,186

At June 30, 2009, accounts receivable includes $890,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation
In June 2009, Denison completed definitive agreements with Korea Electric Power Corporation (‘KEPCO”). The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58 million common shares of Denison representing approximately 17% of the issued capital outstanding and one representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At August 12, 2009, there were 339,720,415 common shares issued and outstanding, stock options outstanding to purchase a total of 10,817,350 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 360,102,680 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form dated March 26, 2009, in the Company’s annual MD&A dated March 18, 2009 and the Short Form Prospectus dated June 15, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At June 30	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$33,440	$3,206
Trade and other receivables	12,591	12,894
Note receivables	369	181
Inventories, net (Note 3)	59,526	44,733
Prepaid expenses and other	514	1,275

	106,440	62,289

Inventories — ore in stockpiles (Note 3)	2,777	5,016
Investments (Note 4)	17,999	10,691
Property, plant and equipment, net (Note 5)	746,394	717,433
Restricted cash and equivalents (Note 6)	21,772	21,286
Intangibles (Note 7)	4,781	4,978
Goodwill (Note 8)	66,229	63,240

	$966,392	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,003	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	344	329
Reclamation and remediation obligations (Note 10)	917	875
Debt obligations (Note 11)	171	464
Other long-term liabilities (Note 12)	1,133	2,179

	12,568	27,634

Deferred revenue	3,187	2,913
Provision for post-employment benefits (Note 9)	3,152	3,028
Reclamation and remediation obligations (Note 10)	19,205	18,471
Debt obligations (Note 11)	203	99,290
Other long-term liabilities (Note 12)	1,243	1,191
Future income tax liability (Note 22)	124,936	124,054

	164,494	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	849,369	666,278
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Note 15)	32,242	30,537
Deficit	(115,024)	(95,482)
Accumulated other comprehensive income (Note 17)	23,583	(4,709)

	(91,441)	(100,191)

	801,898	608,352

	$966,392	$884,933

Issued and outstanding common shares (Note 13)	339,720,415	197,295,415

Contingent liabilities and commitments (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

REVENUES	$13,372	$31,713	$35,370	$49,894

EXPENSES
Operating expenses	16,765	24,892	42,134	37,685
Sales royalties and capital taxes	335	999	688	1,808
Mineral property exploration	2,502	3,729	4,579	10,238
General and administrative	3,531	4,113	7,853	7,676
Stock option expense (Note 16)	1,538	619	1,705	1,232

	24,671	34,352	56,959	58,639

Loss from operations	(11,299)	(2,639)	(21,589)	(8,745)
Other income (expense), net (Note 18)	(7,186)	(10,742)	(1,559)	(8,516)

Loss before taxes	(18,485)	(13,381)	(23,148)	(17,261)

Income tax recovery (expense) (Note 22):
Current	308	2,759	1,616	1,590
Future	(38)	(3,134)	1,990	(8,547)

Net loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)

Deficit, beginning of period	(96,809)	(25,296)	(95,482)	(14,834)

Deficit, end of period	$(115,024)	$(39,052)	$(115,024)	$(39,052)

Net loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)
Change in foreign currency translation (Note 17)	32,448	3,813	18,358	(16,552)
Change in unrealized gain (loss) on investments (Note 17)	9,538	27,735	9,934	19,400

Comprehensive income (loss)	$23,771	$17,792	$8,750	$(21,370)

Net loss per share:
Basic	$(0.07)	$(0.07)	$(0.08)	$(0.13)
Diluted	$(0.07)	$(0.07)	$(0.08)	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	244,991	189,856	233,122	189,814
Diluted	245,052	191,244	233,143	192,236
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	5,628	4,385	17,250	10,484
Stock-based compensation	1,538	619	1,705	1,232
Losses (gains) on asset disposals	270	(181)	128	(181)
Fair value change on restricted investments	501	463	696	(37)
Write-downs (recoveries) and other non-cash	(1,041)	—	183	—
Change in future income taxes	38	3,134	(1,990)	8,547
Foreign exchange	5,760	12,766	(623)	12,766

Net change in non-cash working capital items
Trade and other receivables	11,717	(5,168)	500	12,494
Inventories	(7,736)	(4,632)	(18,254)	(15,260)
Prepaid expenses and other assets	968	(1,480)	779	(1,317)
Accounts payable and accrued liabilities	(1,862)	(1,943)	(13,289)	(2,642)
Post-employment benefits	(44)	(85)	(123)	(206)
Reclamation and remediation obligations	(204)	(174)	(322)	(366)
Deferred revenue	59	100	274	374

Net cash provided by (used in) operating activities	(2,623)	(5,952)	(32,628)	1,670

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(244)	80	(187)	113
Purchase of long-term investments	—	(13,365)	—	(13,413)
Proceeds from sale of long-term investments	—	1,320	3,222	1,320
Expenditures on property, plant and equipment	(12,818)	(37,755)	(23,190)	(64,964)
Proceeds from sale of property, plant and equipment	700	4	706	4
Decrease (increase) in restricted investments	(157)	92	(1,049)	(382)

Net cash used in investing activities	(12,519)	(49,624)	(20,498)	(77,322)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(100,748)	57,110	(100,252)	66,064
Issuance of common shares for:
New share issues	147,988	—	184,915	—
Exercise of stock options and warrants	—	1,070	—	1,312

Net cash provided by financing activities	47,240	58,180	84,663	67,376

Increase (decrease) in cash and equivalents	32,098	2,604	31,537	(8,276)
Foreign exchange effect on cash and equivalents	(1,163)	(2,340)	(1,303)	(4,016)
Cash and equivalents, beginning of period	2,505	7,124	3,206	19,680

Cash and equivalents, end of period	$33,440	$7,388	$33,440	$7,388

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is also produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at June 30, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	INVENTORIES
Inventories consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$34,966	$12,378
Vanadium related concentrates and work-in-progress (1)	2,066	4,445
Inventory of ore in stockpiles	20,649	26,841
Mine and mill supplies	4,622	6,085

Inventories, net	$62,303	$49,749

Inventories, net:
Current	$59,526	$44,733
Long-term — ore in stockpiles	2,777	5,016

	$62,303	$49,749

(1)	The Vanadium related concentrates and work-in-progress inventory is presented net of a valuation allowance of $9,683,000 as at June 30, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include write downs of $183,000 and $Nil relating to the net realizable value of the Company’s vanadium related inventories for the six months ended June 30, 2009 and 2008 respectively.
4.	LONG-TERM INVESTMENTS
Long-term investments consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$17,999	$10,691

Investments	$17,999	$10,691

Sales
During the three months ended March 2009, the Company sold equity interests in one public company for cash consideration of $3,222,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 18).

5.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of:

	At June 30	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$166,437	$169,971
Environmental services and other	2,713	2,439
Mineral properties	636,920	590,758

	806,070	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	21,095	16,938
Environmental services and other	1,361	1,146
Mineral properties	37,220	27,651

	59,676	45,735

Property, plant and equipment, net	$746,394	$717,433

Net book value
Plant and equipment
Mill and mining related	$145,342	$153,033
Environmental services and other	1,352	1,293
Mineral properties	599,700	563,107

	$746,394	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2009, the Company has incurred a total of CDN$4,861,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at June 30, 2009, the Company has incurred a total of CDN$3,666,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
6.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. Restricted cash and equivalents consist of:

	At June 30	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,363	$19,745
Elliot Lake reclamation trust fund	2,409	1,541

	$21,772	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the six months ended June 30, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $915,000 into the Elliot Lake Reclamation Trust Fund and withdrew $180,000 during the six months ended June 30, 2009.
7.	INTANGIBLES
Intangibles consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Intangibles, by component:
UPC management contract	$4,390	$4,557
Urizon technology licenses	391	421

	$4,781	$4,978

A continuity summary of intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Intangibles, beginning of period	$4,978
Amortization	(412)
Foreign exchange	215

Intangibles, end of period	$4,781

8.	GOODWILL
Goodwill consists of:

	At June 30	At December 31
(in thousands)	2009	2008

Goodwill, allocation by business unit:
Canada mining segment	$66,229	$63,240

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Goodwill, beginning of period	$63,240
Foreign exchange	2,989

Goodwill, end of period	$66,229

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS
Post-employment benefits consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Post-employment liability, by component:
Accrued benefit obligation	$3,296	$3,157
Unamortized experience gain	200	200

	$3,496	$3,357

Post-employment liability, by duration:
Current	344	329
Non-current	3,152	3,028

	$3,496	$3,357

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(123)
Interest cost	115
Amortization of experience gain	(10)
Foreign exchange	157

Post-employment liability, end of period	$3,496

10.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Reclamation obligations, by location:
U.S Mill and Mines	$11,862	$11,436
Elliot Lake	6,982	6,734
McClean and Midwest Joint Ventures	1,278	1,176

	$20,122	$19,346

Reclamation obligations, by duration:
Current	917	875
Non-current	19,205	18,471

	$20,122	$19,346

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Reclamation obligations, beginning of period	$19,346
Accretion	723
Expenditures incurred	(322)
Foreign exchange	375

Reclamation obligations, end of period	$20,122

11.	DEBT OBLIGATIONS
Debt obligations consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Revolving line of credit	$—	$99,998
Deferred debt issue costs	—	(769)
Notes payable and other financing	374	525

	$374	$99,754

Debt obligations, by duration:
Current	171	464
Non-current	203	99,290

	$374	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. As at June 30, 2009, the Company has repaid all of the amounts it has drawn under the facility. The amount of the facility available to the Company has been reduced by approximately $6,933,000 as collateral for certain letters of credit.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first six months of 2009 was 2.70%.

12.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$1,413	$2,429
Unamortized fair value of toll milling contracts	860	821
Other	103	129

	$2,376	$3,370

Other long-term liabilities, by duration:
Current	1,133	2,179
Non-current	1,243	1,191

	$2,376	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
13.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,731)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,091

Balance at June 30, 2009	339,720,415	$849,369

New Issues
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.
In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The income tax benefits of this issue have not yet been renounced to the subscriber. The shares were issued to a director of the Company.
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2009, the Company estimates that it has spent CDN$3,923,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
As at June 30, 2009, the Company estimates that it has spent CDN$105,000 of its CDN$1,471,400 June 2009 flow-through share issue obligation.
14.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and June 30, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

15.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 16)	1,705

Balance, end of period	$32,242

16.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2009, an aggregate of 15,588,376 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	5,469,000	2.08
Exercised	—	—
Expired	(188,034)	8.05

Stock options outstanding, end of period	10,817,350	$4.55

Stock options exercisable, end of period	5,597,265	$6.59

A summary of the Company’s stock options outstanding at June 30, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN $)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.88	6,641,575	$2.07
$5.00 to $9.99	5.62	1,825,599	5.49
$10.00 to $15.30	0.54	2,350,176	10.82

Stock options outstanding, end of period	4.07	10,817,350	$4.55

Options outstanding at June 30, 2009 expire between August 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2009

Risk-free interest rate	1.78% - 2.40%
Expected stock price volatility	83.4% - 89.6%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89 - CDN$1.36
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Operating expenses	$157	$71	$269	$188
Mineral property exploration	39	58	43	114
General and administrative	1,342	490	1,393	930

	$1,538	$619	$1,705	$1,232

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2009, the Company had an additional $5,821,000 in stock-based compensation expense to be recognized periodically to December 2011.
17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

AOCI-Balance, beginning of period	$(18,403)	$82,256	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(19,015)	$72,491	$(4,925)	$92,856
Change in foreign currency	32,448	3,813	18,358	(16,552)

Balance, end of period	13,433	76,304	13,433	76,304

Unrealized gains (losses) on investments
Balance, beginning of period	612	9,765	216	18,100
Net unrealized gains (losses), net of tax (1)	9,538	27,735	9,934	19,400

Balance, end of period	10,150	37,500	10,150	37,500

AOCI-Balance, end of period	$23,583	$113,804	$23,583	$113,804

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months and six months ending June 2009, approximately $nil and $136,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and six months ending June 2008, approximately $195,000 and $195,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the six months ending June 2009 and 2008, no other than temporary losses were recognized.

18.	OTHER INCOME, NET
The elements of other income, net in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Interest income, net of fees	$185	$236	$369	$609
Interest expense	(740)	(516)	(1,434)	(520)
Gains (losses) on:
Foreign exchange	(5,760)	(10,197)	623	(8,965)
Land, plant and equipment	(270)	—	(264)	125
Investment disposals	—	195	136	195
Fair value change on restricted cash and equivalents	(501)	(463)	(696)	37
Other	(100)	3	(293)	3

Other income, net	$(7,186)	$(10,742)	$(1,559)	$(8,516)

19.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	10,886	18,755	—	—	5,729	35,370

Expenses
Operating expenses	12,238	25,622	—	—	4,274	42,134
Sales royalties and capital taxes	693	—	—	—	(5)	688
Mineral property exploration	3,432	9	8	1,130	—	4,579
General and administrative	—	—	—	—	7,853	7,853
Stock option expense	—	—	—	—	1,705	1,705

	16,363	25,622	8	1,130	13,827	56,959

Loss from operations	(5,477)	(6,876)	(8)	(1,130)	(8,098)	(21,589)

Revenues — supplemental:
Uranium concentrates	10,886	16,710	—	—	—	27,596
Vanadium related concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	4,187	4,187
Management fees and commissions	—	—	—	—	1,542	1,542
Alternate feed processing and other	—	27	—	—	—	27

	10,886	18,755	—	—	5,729	35,370

Long-lived assets:
Property, plant and equipment
Plant and equipment	83,608	60,828	618	288	1,352	146,694
Mineral properties	297,377	69,710	225,283	7,330	—	599,700
Intangibles	—	391	—	—	4,390	4,781
Goodwill	66,229	—	—	—	—	66,229

	447,214	130,929	225,901	7,618	5,742	817,404

For the three months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,405	3,877	—	—	4,090	13,372

Expenses
Operating expenses	6,151	7,873	—	—	2,741	16,765
Sales royalties and capital taxes	346	—	—	—	(11)	335
Mineral property exploration	1,576	5	8	913	—	2,502
General and administrative	—	—	—	—	3,531	3,531
Stock option expense	—	—	—	—	1,538	1,538

	8,073	7,878	8	913	7,799	24,671

Loss from operations	(2,668)	(4,001)	(8)	(913)	(3,709)	(11,299)

Revenues — supplemental:
Uranium concentrates	5,405	1,853	—	—	—	7,258
Vanadium related concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	2,843	2,843
Management fees and commissions	—	—	—	—	1,247	1,247
Alternate feed processing and other	—	6	—	—	—	6

	5,405	3,877	—	—	4,090	13,372

For the six months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,351	12,862	—	—	4,681	49,894

Expenses
Operating expenses	24,237	10,487	—	—	2,961	37,685
Sales royalties and capital taxes	1,722	—	—	—	86	1,808
Mineral property exploration	8,474	56	—	1,708	—	10,238
General and administrative	—	—	—	—	7,676	7,676
Stock option expense	—	—	—	—	1,232	1,232

	34,433	10,543	—	1,708	11,955	58,639

Income (loss) from operations	(2,082)	2,319	—	(1,708)	(7,274)	(8,745)

Revenues — supplemental:
Uranium concentrates	32,351	12,825	—	—	—	45,176
Environmental services	—	—	—	—	2,495	2,495
Management fees and commissions	—	—	—	—	2,186	2,186
Alternate feed processing and other	—	37	—	—	—	37

	32,351	12,862	—	—	4,681	49,894

Long-lived assets:
Property, plant and equipment
Plant and equipment	89,017	74,894	550	342	1,641	166,444
Mineral properties	351,628	28,935	216,886	3,304	—	600,753
Intangibles	—	453	—	—	5,878	6,331
Goodwill	118,923	—	—	—	—	119,923

	559,568	104,282	217,436	3,646	7,519	892,451

For the three months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	20,686	8,326	—	—	2,701	31,713

Expenses
Operating expenses	13,987	9,172	—	—	1,733	24,892
Sales royalties and capital taxes	982	—	—	—	17	999
Mineral property exploration	2,546	56	—	1,127	—	3,729
General and administrative	—	—	—	—	4,113	4,113
Stock option expense	—	—	—	—	619	619

	17,515	9,228	—	1,127	6,482	34,352

Income (loss) from operations	3,171	(902)	—	(1,127)	(3,781)	(2,639)

Revenues — supplemental:
Uranium concentrates	20,686	8,312	—	—	—	28,998
Environmental services	—	—	—	—	1,354	1,354
Management fees and commissions	—	—	—	—	1,347	1,347
Alternate feed processing and other	—	14	—	—	—	14

	20,686	8,326	—	—	2,701	31,713

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2009, 2 customers accounted for approximately 78% of total revenues. For the comparative six month period ending June 30, 2008, 2 customers accounted for approximately 66% of total revenues.

20.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three and six month periods ending June 30, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Revenue:
Management fees, including out-of-pocket expenses	$505	$385	$800	$1,001
Commission fees on purchase and sale of uranium	742	962	742	1,185

	$1,247	$1,347	$1,542	$2,186

At June 30, 2009, accounts receivable includes $890,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 13) representing approximately 17% of the issued and outstanding capital at June 2009. One representative from KEPCO has been appointed to Denison’s board of directors.
21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at June 30, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.

The total capital is calculated as follows:

	At June 30	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$374	$99,754
Less: Cash and equivalents	(33,440)	(3,206)

Adjusted net debt	(33,066)	96,548

Shareholders’ Equity	800,595	608,352

Adjusted net debt to Shareholders’ Equity ratio	(4.1)%	15.9%

Funds raised from equity financing during the period were used to reduce the Company’s debt obligations.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 11).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$10,003	$—
Debt obligations (Note 12)	171	203

	$10,174	$203

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at June 30, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(1,004)	$56,540
10% decrease in value	$1,004	$(56,540)
Zambian kwacha
10% increase in value	$(5,378)	$(5,378)
10% decrease in value	$5,378	$5,378

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the six months ended June 2009 on its outstanding borrowings was 2.70%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the six month period ended June 2009 by approximately $456,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at June 30, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,769	$1,769
10% decrease in uranium prices (2)	$(1,769)	$(1,769)

10% increase in vanadium-related prices	$157	$157
10% decrease in vanadium-related prices	$(157)	$(157)

Equity price risk
10% increase in equity prices	$—	$1,800
10% decrease in equity prices	$—	$(1,800)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the six month period ending June 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 6 month average year-to-date June 2009 actual realized price and adjusting the uranium and vanadium related pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at June 30, 2009 is approximately $374,000.
22.	INCOME TAXES
For the six months ended June 30, 2009, the Company has provided for current tax recoveries of $1,616,000 and for future tax recoveries of $1,990,000. The current tax recovery relates primarily to the anticipated carry-back of tax losses generated during 2009 to prior tax years of $1,599,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.